ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Focus Variable Annuity Contracts

Supplement dated September 11, 2008 to the Contract Prospectus dated April 30, 2007, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated April 30, 2007. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. On July 31, 2008, the Board of Directors of ING Partners, Inc. approved a proposal to liquidate the ING OpCap Balanced Value Portfolio.

    The proposed liquidation is subject to shareholder approval. If shareholder approval is obtained, it is expected that the liquidation will take place after the close of business on November 21, 2008 (the "Closing Date").

    Voluntary Transfers Before the Effective Date of the Liquidation. Anytime prior to the Closing Date you may transfer amounts that you have allocated to the subaccount that invests in the ING OpCap Balanced Value Portfolio to any of the other available investment options. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.

    You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

    > Customer Service Center
    > P.O. Box 9271
    > Des Moines, Iowa 50306-9271
    >
    > 1-800-366-0066

    See also the Transfers Among Your Investments section of your Contract Prospectus for further information about making allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and Statement of Additional Information ("SAI") for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above.

    Automatic Reallocation Upon Liquidation. After the Closing Date and our receipt of the proceeds from the liquidation of the ING OpCap Balanced Value Portfolio, amounts that were allocated to the subaccount that invested in this portfolio will be automatically reallocated to the subaccount that invests in the ING Liquid Assets Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your account value immediately before the reallocation will equal your account value immediately after the reallocation.

    Future Allocations. After the Closing Date, the subaccount that invested in the ING OpCap Balanced Value Portfolio will no longer be available through your Contract Prospectus. Any future allocations directed to a subaccount that invested in this portfolio will be automatically allocated to the subaccount that invests in the ING Liquid Assets Portfolio.

    Information about the ING Liquid Assets Portfolio. Summary information about the ING Liquid Assets Portfolio can be found in Appendix B – The Funds in your Contract Prospectus, and in the fund fact sheet for that fund. More detailed information can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting our Customer Service Center as noted above.

    There will be no further disclosure regarding the ING OpCap Balanced Value Portfolio in future Contract Prospectuses.

2. The footnote relating to the ING Van Kampen Equity and Income Portfolio (S Class) on the cover of your Contract Prospectus is hereby deleted and the following footnote is added to the ING Oppenheimer Global Portfolio (S Class) and the ING Van Kampen Equity and Income Portfolio (S Class):

    [4] As of April 29, 2005, Initial Class shares of this fund were closed for further investment.